ARMADA OIL, INC.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

This Nominating and Corporate Governance Committee Charter (the “Charter”) sets forth the purpose and membership requirements of the Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of Armada Oil, Inc. (the “Company”) and establishes the authority and responsibilities delegated to it by the Board.

1.	Purpose

The purpose of the Committee is to identify and recommend to the Board individuals qualified to be nominated for election to the Board, recommend to the Board the members and chairman for each Board committee, if any, to periodically review and assess the Code of Business Conduct and Ethics and the Company’s corporate governance guidelines and make recommendations for changes thereto to the Board, to review any other matters related to corporate governance of the Company, unless the authority to conduct such review has been retained by the Board or delegated to another committee, and to oversee the evaluation of the Board and management.

2.	Committee Members

The Committee shall consist of two or more members of the Board. Members and the Chairman of the Committee (the “Chairman”), if any, shall be appointed by the Board and may be removed by the Board in its discretion. Each member shall meet the criteria for independence as established by the Board in accordance with the NYSE Amex LLC Company Guide and any other required applicable laws, rules and regulations regarding independence as they are in effect from time to time.

3.	Subcommittees

The Committee shall have the authority to delegate authority and responsibilities to subcommittees, so long as the subcommittee consists of at least two members, is comprised entirely of independent directors.

4.	Advisors

The Committee shall have the sole authority to (i) retain (and terminate), at the Company’s expense, a search firm and other expert advisors (“Advisors”) as it deems necessary to fulfill its responsibilities and (ii) determine, on behalf of the Company, the compensation of such Advisors.

5.	Authority and Responsibilities of the Committee

5.1	Nominee Qualifications

The Committee shall periodically review and recommend changes to the criteria for Board membership, as established from time to time by the Board, and shall evaluate the qualifications of each candidate for election to the Board against such criteria for Board membership, taking into account the composition of the Board as a whole. In addition, the Committee shall determine whether qualifications for membership on each committee of the Board of Directors are met.

5.2	Consideration of Shareholder Recommendations

The Committee shall be responsible for establishing policies regarding consideration of director candidates recommended by the Company’s shareholders, if any, and the procedures to be followed by shareholders that desire to submit such a recommendation.

5.3.	Identification of Board Candidates

When the circumstances require, the Committee shall identify, run background checks on and recommend to the Board new persons qualified to be nominated for election as directors.

5.4	Recommendation of Board Nominees

Prior to each annual meeting of the shareholders of the Company, the Committee shall recommend to the Board nominees for election to the Board.

5.5	Recommendation of Committee Members

The Committee shall annually recommend to the Board the membership of each Board committee (including this Committee) and a chairman for each committee. The Committee shall review the qualifications of the members of each committee to ensure that each committee has a membership that meets all required applicable criteria of the NYSE Amex LLC Company Guide and any other required applicable laws, rules and regulations and requirements of such committee’s charter as they are in effect from time to time.

5.6	Code of Business Conduct and Ethics

The Committee shall conduct an annual review and assessment of the Company’s Code of Business Conduct and Ethics and recommend to the Board any changes to such Code that it deems necessary.

5.7	Review of Other Matters

The Committee shall from time to time review and make recommendations to the Board regarding other matters related to corporate governance of the Company, including the Company’s corporate governance guidelines, unless authority to conduct such review has been retained by the Board or delegated to another committee.

5.8	Board and Committee Evaluations

The Committee shall develop and recommend to the Board for its approval an annual self-evaluation process of the Board and its committees. The Committee shall oversee the annual self-evaluations.

5.9	Other Duties and Responsibilities

The Committee shall perform any other duties or responsibilities expressly delegated to the Committee by the Board from time to time relating to the Company’s governance.

6.	Meetings

6.1	Frequency of Meetings

The Committee shall meet at least two times during each fiscal year. The schedule for regular meetings of the Committee shall be established by the Committee. The members or the Chairman of the Committee, if any, may call a special meeting at any time as he or she deems advisable, or action may be taken by unanimous written consent when deemed necessary or desirable by the Committee or its Chairman, if any.

6.2	Minutes

Minutes of each meeting of the Committee shall be kept to document the discharge by the Committee of its responsibilities.

6.3	Presiding Officer

The Chairman of the Committee shall preside at all Committee meetings. If the Chairman is absent at a meeting, a majority of the Committee members present at a meeting shall appoint a different presiding officer for that meeting.

6,4	Attendance

The Committee may invite members of management or Advisors to attend meetings and provide pertinent information; provided that the Committee shall meet periodically in executive session without Company management present.

6.5	Quorum

A majority of Committee members shall constitute a quorum. A majority of the members present at any meeting at which a quorum is present may act on behalf of the Committee.

7.	Reports and Assessments

7.1	Board Reports

The Chairman of the Committee shall report from time to time to the Board on Committee actions and on the fulfillment of the Committee’s responsibilities under the Charter.

7.2	Performance Evaluation

The Committee shall conduct an evaluation of the Committee’s performance at least annually. The evaluation shall address subjects including the Committee’s composition, responsibilities, structure and processes and effectiveness. As part of this evaluation, the Committee shall also review the Charter. The Committee shall, as appropriate, make recommendations to management or the full Board as a result of its performance evaluation and review of the Charter.